ARTICLES OF INCORPORATION

OF QUANTUM ENERGY INC.

(FORMERLY BOOMERS’ CULTURAL DEVELOPMENT, INC.)

* * * * *

The undersigned, Chairman and President of the Corporation, hereby certifies that the following are the current Articles of Incorporation of the corporation as amended from time to time:

ARTICLE ONE. The name of the corporation is: Boomers’ Cultural Development, Inc.

By amendment dated 5/24/2006 the name of the corporation was changed to QUANTUM ENERGY INC.

ARTICLE TWO. The initial agent for service of process is Nevada Agency and Trust Company, 50 West Liberty Street, Suite 880, City of Reno, County of Washoe, State of Nevada 89501.

ARTICLE THREE. The purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America, and without limiting the generality of the foregoing, specifically:

I.	To have to exercise all the powers now or hereafter conferred by the laws of the State of Nevada upon corporations organized pursuant to the laws under which the corporation is organized and any and all acts amendatory thereof and supplemental thereto.

II.	To conduct and carry on its business or any branch thereof in any state or territory of the United States or in any foreign country in conformity with the laws of such state, territory, or foreign country, and to have and maintain in any state, territory, or foreign country a business office, plant, store or other facility.

III.	The purposes specified herein shall be construed both as purposes and powers and shall be in no wise limited or restricted by reference to, or inference from, the terms of any other clause in this or any other article, but the purposes and powers specified in each of the clauses herein shall be regarded as independent purposes and powers, and the enumeration of specific purposes and powers shall not be construed to limit or restrict in any manner the meaning of general terms or of the general powers of the corporation; nor shall the expression of one thing be deemed to exclude another, although it be of like nature not expressed.

ARTICLE FOUR. The corporation shall have authority to issue an aggregate of Seventy-Five Million (75,000,000) Common Capital Shares, par value $0.001 per share.

•	By amendment dated 9/16/2013, Article Four was stricken in its entirety and the following Article Four was substituted in its place and stead:

ARTICLE FOUR

CAPITAL STOCK

The amount of the total authorized capital stock of the corporation is SEVENTY-FIVE MILLION (75,000,000) shares divided into seventy million (70,000,000) shares of Common Stock, $0.001 par value each, and five million (5,000,000) shares of Preferred Stock, $0.001 par value each, and the designations, preferences, limitations and relative rights of the shares of each such class are as follows:

A. Preferred Shares.

The corporation may divide and issue the Preferred Shares into series. Preferred Shares of each series, when issued, shall be designated to distinguish it from the shares of all other series of the class of Preferred Shares. The Board of Directors is hereby expressly vested with authority to fix and determine the relative rights and preferences of the shares of any such series so established to the fullest extent permitted by these Articles of Incorporation and Nevada Revised Statutes in respect to the following:

(a)      The number of shares constituting that series, and the distinctive designations of that series;

(b)      The dividend on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dales, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(c)      Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(d)      Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such as the Board of Directors shall determine;

(e)      Whether or not shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions, and at different redemption rates;

(f)       Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(g)      The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series; and

(h)      Any other relative rights, preferences and limitations of that series, unless otherwise provided by the certificate of determination.

B. Common Shares

(a)      The rights of holders of the Common Shares to receive dividends or share in the distribution of assets in the event of liquidation, dissolution or winding up of the affairs of the Corporation shall be subject to the preferences, limitations and relative rights of the Preferred Shares fixed in the resolution or resolutions which may be adopted from time to time by the Board of Directors of the corporation providing for the issuance of one or more series of the Preferred Shares.

(b)     The holders of the Common Shares shall be entitled to one vote for each share of Common Shares held by them of record at the time for determining the holders thereof entitled to vote.

C. Stock Rights and Options

o (a) The Corporation shall have the power to create and issue rights, warrants or options entitling the holders thereof to purchase from the Corporation any shares of its capital stock of any class or classes, upon such terms and conditions and at such time and prices as the board of directors or a committee thereof may approve, which terms and conditions shall be incorporated in an instrument or instruments evidencing such rights, warrants or options. In the absence of fraud, the judgment of the board of directors or a committee thereof as to the adequacy of consideration for the issuance of such rights, warrants or options and the sufficiency thereof shall be conclusive.

SEE AMENDMENT DATED 11/26/2018, BELOW.

•	By amendment dated 3/20/2014, the number of authorized shares of capital stock was increased to 300,000,000 shares divided into 295,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of Preferred Stock, par value $0.001 per share.

•	By amendment dated 3/20/2014, the Articles of Incorporation were amended to establish and designate

1,000,000 shares of Preferred stock as “Series A Preferred Stock” with certain rights and preferences.

•	By amend dated 4/03/2014, the Articles of Incorporation were amended to establish and designate 2,000,000 shares of Preferred stock as “6% Series B Convertible Preferred Stock” with certain rights and preferences.

6% SERIES B CONVERTIBLE PREFERRED STOCK

of

QUANTUM ENERGY, INC.

(Pursuant to NRS 78.1955)

QUANTUM ENERGY, INC., a corporation organized and existing under the Nevada Revised Statutes (hereinafter called the "Corporation hereby certifies that the following resolution was adopted by the Board of Directors of the Corporation as required by NRS 78.1955 by unanimous consent on March 21, 2014.

RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of the Corporation (the "Board') in accordance with the provisions of the certificate of incorporation of the Corporation, as currently in effect, the Board hereby fixes the relative rights, preferences, and limitations thereof as follows:

6% Series B Convertible Preferred Stock: 2,000,000 shares

Section l. Designation and Amount. By amendment dated September 16, 2013, the Corporation established 5,000,000 shares of preferred stock, par value SO.OOI, and of those shares, 2,000,000 shares are hereby designated as "6% Series B Convertible Preferred Stock" (the "6% Series B Convertible Preferred Stock"). Such number of shares may be increased by resolution of the Board of Directors.

Section 2. Voting Rights. Except as otherwise required by law, the holders of shares of 6% Series B Convertible Preferred Stock shall have no vote until such shares are converted into shares of common stock, par value $.001 per share, of the Corporation (the "Common Stock").

Section 3. Dividends. (i) The 6% Series B Convertible Preferred Stock is entitled to receive, out of legally available shares of restricted common stock, cumulative dividends from the issuance date thereof. Dividends on the 6% Series B Convertible Preferred Stock shall be payable in shares of restricted common stock in equal semiannual installments due on the first business day of each January and July while outstanding (each, a Dividend Payment Date") commencing on July l, 2014, to each holder of record at the start of business on such Dividend Payment Date. Dividends shall begin to accrue on outstanding shares of 6% Series B Convertible Preferred Stock and to accumulate from the issuance date of such shares whether or not declared or due, but dividends for any period less than a full quarterly period between Dividend Payment Dates shall be computed on the basis of a 365-day year for the actual number of days elapsed,

(ii)            So long as any shares of 6% Series B Convertible Preferred Stock shall be outstanding, the Company shall not, unless full cumulative dividends for all past dividend periods shall have been paid or declared and set apart for payment upon all outstanding shares of the 6% Series B Convertible Preferred Stock, (l) declare, pay or set apart any amount for dividends on or make any other distribution in cash or other property in respect of any shares of Junior Stock other than a dividend payable solely in Junior Stock, (2) purchase, redeem or otherwise acquire for value any shares of Junior Stock, directly or indirectly, other than as a result of reclassification of Junior Stock or the exchange or conversion of one type of Junior Stock for or into another type of Junior Stock, or other than through the use of proceeds of a substantially contemporaneous sale of other Junior Stock, or (3) make any payment on account of, or set aside money for, a sinking or other like fund for the purchase, redemption or other acquisition for value of any share of Junior Stock.

(iii)           If the shares available for the payment of dividends are insufficient to pay in full the dividends payable on all outstanding shares of 6% Series B Convertible Preferred Stock, the total available shares to be paid in partial dividends on the 6% Series B Convertible Preferred Stock shall be divided ratably among the outstanding shares Of 6% Series B Convertible Preferred Stock. Accrued dividends shall not bear interest.

Section 4, Conversion.

(a)                     Subject to the limitations in Section 8 below, each share of 6% Series B Convertible Preferred Stock shall be convertible into a number of shares of Common Stock equal to the Conversation Ratio (as defined below).

(b)                     The "Conversion Ratio" shall initially equal 1:1.25 shares of Common Stock if converted within the first twelve months from the date of the Purchase Agreement; I : I ..15 shares of Common Stock if convened within the second twelve months from the date of the Purchase Agreement and if converted in month twenty five or thereafter and shall be subject to adjustment, from time to time, pursuant to Section 4 below.

(c)                     In order to convert any shares of 6% Series B Convertible Preferred Stock, in whole or in part, into full shares of Common Stock, the applicable Holder shall give written notice in the form of Exhibit I (the "Conversion Notice") by facsimile (with the original of such notice forwarded via overnight courier) to the Corporation at its principal offices to the effect that such Holder elects to have converted the number of shares of 6% Series B Convertible Preferred Stock specified therein (such notice and election shall be irrevocable by the Holder). The effective date of conversion (the "Holder Conversion Date") shall be deemed to be the date on which the Corporation receives by facsimile the Conversion Notice.

(d)                     Upon receipt by the Corporation of such Conversion Notice by facsimile and courier, and surrender of the Series B Preferred share certificate, the Corporation shall issue and deliver within thirty days(A) a certificate or certificates representing the number of shares of Common Stock being acquired upon the conversion of shares of 6% Series B Convertible Preferred Stock (subject to reduction pursuant to Section 8 below), and (B) one or more certificates representing the number of shares of 6% Series B Convertible Preferred Stock not converted. The person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on the Holder Conversion Date.

(e)                     Each certificate representing shares of 6% Series B Convertible Preferred Stock surrendered to the Corporation for conversion pursuant to this Section 3 shall, on the Holder Conversion Date and subject to issuance of the shares of Common Stock issuable upon conversion thereof, be canceled and retired by the Corporation. Upon issuance of the shares of Common Stock issuable upon conversion of the 6% Series B Convertible Preferred Stock pursuant to this Section 3, the shares of 6% Series B Convertible Preferred Stock formerly represented thereby shall be deemed to be canceled and shall be considered to be authorized but unissued and outstanding for any purpose, including without limitation, for purposes of accumulating dividends thereon.

(f)                     In the event of a liquidation of the Corporation, the conversion rights shall terminate at the close of business on the first fill) day preceding the date fixed for the payment of any amounts distributable on liquidation to the holders of 6% Series B Convertible Preferred Stock.

Section 5. Adjustments; Reorganizations.

(a) Adjustment for Splits and Combinations. (i) In the event the Corporation at any time or from time to time hereafter makes, or fixes a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock without payment of any consideration, or to effect a dividend of Common Stock to the holders of Common Stock, then as of such record date (or the date of such split or subdivision, dividend or distribution if no record date is fixed), the Conversion Ratio shall be increased in proportion to such increase of the aggregate shares of Common Stock outstanding.

(ii) If the number of shares of Common Stock outstanding at any time after the Issuance Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination (or the date of such combination if no record date is fixed), the Conversion Ratio shall be appropriately decreased in proportion to such decrease in of the aggregate shares Of Common Stock outstanding.

(b)          Adjustment for Dividends and Distributions. In the event the Corporation at any time or from time to time after the Issuance Date makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or Other distribution payable in securities, cash or other assets of the Corporation (other than shares of Common Stock) or any of its subsidiaries, including in connection with a spin-off, then and in each such event, provision shall be made so that the Holders shall concurrently receives dividends or distributions equal in amount and in the same kind of property (whether cash, securities or other property) as such Holder would be entitled to receive if all Of the outstanding 6% Series B Convertible Preferred Stock were converted into Common Stock as of the record date of such dividend or distribution with respect to Common Stock. For purposes of this Section 4(b), the number of shares of Common Stock so receivable upon conversion by the Holder shall be deemed to be that number which the Holder would have received upon conversion of the 6% Series B Convertible Preferred Stock if the Holder Conversion Date had been the day preceding the date upon which the Corporation announced the making of such dividend or other distribution.

(c)          Adjustment for Reclassification, Exchange and Subsitution. In the event that at any time or from time to time after the Issuance Date, the Common Stock issuable upon the conversion of the 6% Series B Convertible Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend or reorganization provided for elsewhere in this Section 4), then and in each such event each Holder shall thereafter have the right upon conversion to receive, the kind and amount of shares of stock and other securities, cash and property receivable upon such recapitalization, reclassification or other change, by holders of the number of shares of Common Stock which the Holder of shares of 6% Series B Convertible Preferred Stock would have received had it converted such shares immediately prior to such recapitalization, reclassification or other change, at the Conversion Ratio then in effect (the kind, amount and price of such stock and other securities to be subject to adjustments as herein provided). Prior to the consummation of any recapitalization, reclassification or other change contemplated hereby, the Corporation will make appropriate provision (in form and substance satisfactory to the Holders of a majority of the 6% Series B Convertible

Preferred Stock then outstanding) to ensure that each of the Holders of the 6% Series B Convertible Preferred Stock will thereafter have the right to acquire and receive in lieu of or in addition to (as the case may be) the shares of Common Stock otherwise acquirable and receivable upon the conversion of such Holder's 6% Series B Convertible Preferred Stock, such shares of stock, securities or assets that would have been issued or payable in such recapitalization, reclassification or other change with respect to or in exchange for the number of shares of Common Stock which would have been acquirable and receivable upon the conversion of such Holder's 6% Series B Convertible Preferred Stock had such recapitalization, reclassification or other change not taken place (without taking into account any limitations or restrictions on the timing or amount of conversions). In the event of such recapitalization, reclassification or other change, the formulae set forth herein for conversion and redemption shall be equitably adjusted to reflect such change in number of shares or, if shares of a new class of stock are issued, to reflect the market price of the class or classes of stock issued in connection with the above described events.

(d)          Reorganization. If at any time or from tie to time after the Issuance Date there is a capital reorganization of the Common Stock (other than a recapitalization, subdivision, combination, reclassification or exchange of shares provided for elsewhere in this Section 4) then, as a pan of such reorganization, provisions shall be made so that the Holders shall thereafter be entitled to receive, subject to a delay in delivery to Holders pursuant to Section 8 below, upon conversion of its shares of 6% Series B Convertible Preferred Stock the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled to receive had the holder of shares of 6% Series B Convertible Preferred Stock converted such shares immediately prior to such capital reorganization, at the Conversion Ratio then in effect. In any such case, appropriate adjustments shall be made in the application of the provisions of this Section 4 with respect to the rights of the Holders after such capital reorganization to the extent that the provisions of this Section 4 shall be applicable after that event and be as equivalent as may be practicable, including, by way of illustration and not limitation, by equitably adjusting the formulae set forth herein for conversion and redemption to reflect the market price of the securities or property issued in connection with the above described events.

(e)          Certain Events. If any event occurs of the type contemplated by the foregoing provisions of this Section 4 but not expressly provided for by such provisions, then the Corporation's Board of Directors will make an appropriate adjustment in the Conversion Ratio so as to protect the rights of the holders of the 6% Series B Convertible Preferred Stock; provided, however, that no such adjustment will decrease the Conversion Ratio as otherwise determined pursuant to this Section 4.

Section 6. Rank; Liquidation. The 6% Series B Convertible Preferred Stock shall rank, with respect to the payment of dividends and the distribution of assets, senior to the Junior Securities. The

Holders of 6% Series B

Convertible Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, shall be entitled to receive in cash out of the assets of the Corporation, whether from capital or from earnings available for distribution to its stockholders (the "Preferred Funds"), before any amount shall be paid to the holders of any Common Stock or any other Junior Securities, an amount that the Holders would receive as a pro rata share Of the assets of the Corporation legally available for distribution determined on an as-converted to Common Stock basis based on the Conversion Ratio at the time in effect for the 6% Series B Convertible Preferred Stock and number of other shares of Common Stock then outstanding,

Section 7. Fractional Shares. No fractional shares of Common Stock or scrip representing fractional shares of Common Stock shall be issuable hereunder and the Corporation shall pay cash in an amount equal to the value of the fractional shate of Common Stock to which any holder would otherwise be entitled.

Section 8. Reservation of Stock. The Corporation shall reserve and keep available unissued shares of Common Stock as shall be necessary for the purpose of effecting the conversion of shares of issued and outstanding 6% Series B Convertible Preferred Stock and for the payment of any dividends in shares of registered Common Stock, which shares shall be free of preemptive rights, for the purpose of enabling the Corporation to satisfy any obligation to issue shares of its Common Stock, or other securities, upon conversion of all shares of 6% Series B Convertible Preferred Stock pursuant hereto. Calculation of reservation shall occur on a periodic basis and any periodic inadequate reserve of authorized Common Stock shall not limit or affect the "as converted" voting rights of the Series B Preferred Shares.

Section 9. Taxes. The Corporation shall pay any and all documentary, stamp or similar taxes attributable to the issuance and delivery of Common Stock or other securities upon conversion of the 6% Series B Convertible Preferred Stock. However, the Corporation shall not be required to pay any tax which may be payable in respect to any transfer involved in the issue and delivery of shares of Common Stock upon conversion in a name other than that in which the shares of the 6% Series B Convertible Preferred Stock so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Corporation the amount of any such tax, or has established, to the satisfaction of the Corporation, that such tax has been paid. The Corporation shall not be required to pay any income tax upon the issuance of Common Stock in lieu of cash payment of dividends or redemption payments.

Section 10. No Impairment. Unless specifically approved by the Board of Directors of the Corporation, the Corporation shall not intentionally take any action which would impair the rights and privileges of the 6% Series B Convertible Preferred Stock set forth herein or the rights of the Holders thereof. The Corporation will not, by amendment of its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions herein and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the 6% Series B Convertible Preferred Stock against impairment.

Section 11. Replacement Certificate. In the event that any Holder notifies the Corporation that a stock certificate evidencing shares of 6% Series B Convertible Preferred Stock has been lost, stolen, destroyed or mutilated, the Corporation shall issue a replacement stock certificate evidencing the 6% Series B Convertible Preferred Stock identical in tenor and date (or if such certificate is being issued for shares not covered in a redemption or conversion, in the applicable tenor and date) to the original stock certificate evidencing the 6% Series B Convertible Preferred Stock, provided that the Holder executes and delivers to the Corporation an affidavit of lost stock certificate and an agreement reasonably satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such 6% Series B Convertible Preferred Stock stock certificate; provided, however, the Corporation shall not be obligated to re-issue replacement stock certificates if the Holder contemporaneously requests the Corporation to convert or redeem the full number of shares evidenced by such lost, stolen, destroyed or mutilated certificate.

Section 12. Amendment. Unless specifically approved by the Board of Directors of the Corporation, the certificate of incorporation of the Corporation shall not be amended, including any amendment through consolidation, merger, combination or other transaction, in any manner which would materially alter or change the powers, preferences or special rights of the 6% Series B Convertible Preferred Stock so as to them adversely without the affirmative vote of the holders of at least a majority of the outstanding shares of 6% Series B Convertible Preferred Stock, voting together as a single class.

SEE AMENDMENT DATED 11/26/2018, BELOW.

•	By amendment dated 6/11/2018, the number of authorized shares of capital stock was increased to 500,000,000 shares divided into 495,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of Preferred Stock, par value $0.001 per share.

•	By amendment dated 11/26/2018, the previously approved certificates of designations, preferences and rights of the Series A Preferred Stock and the Series B 6% convertible Preferred Stock were cancelled and withdrawn and returned and held in the Company’s treasury as undesignated and unclassified shares of Preferred Stock for future issuance with such designations, rights and preferences as my thereafter be approved by the Board of Directors.

ARTICLE FIVE. The affairs of the corporation shall be governed by a Board of Directors of no more than eight (8) nor less than one (1) person. The name and address of the first Board of Directors is: Lorena Jensen.

The names and addresses of the current Directors are:

NAME

Jeffrey Mallmes

1200 Trans Canada Highway

Sicamous, BC, Canada V0E2VO

Andrew J. Kacic

PO Box 1169

Big Fork, Montana 59911

William J. Hinz

6620 Costa Blanca Ave.

Paradise Valley, AZ 85253

Richard K. Ethington

11757 Costa Blanca Ave

Las Vegas, Nevada 89138

Pamela L. Bing

5335 E. Shea Blvd, Unit 1078

Scottsdale, AZ 85254

ARTICLE SIX. The capital stock of the corporation, after the amount of the subscription price or par value has been paid in, shall not be subject to pay debts of the corporation, and no paid up stock and no stock issued as fully paid up shall ever be assessable or assessed.

ARTICLE SEVEN. The name and address of the incorporator of the corporation is as follows: Amanda Cardinalli.

ARTICLE EIGHT. The period of existence of the corporation shall be perpetual.

ARTICLE NINE. The initial By-laws of the corporation shall be adopted by its Board of Directors. The power to alter, amend, or repeal the By-laws, or to adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

ARTICLE TEN. Meetings of stockholders shall be held at such place within or without the State of Nevada as may be provided by the By-laws of the corporation. Special meetings of the stockholders may be called by the President or any other executive officer of the corporation, the Board of Directors, or any member thereof, or by the record holder or holders of at least ten percent (10%) of all shares entitled to vote at the meeting. Any action otherwise required to be taken at a meeting of the stockholders, except election of directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by stockholders having at least a majority of the voting power.

ARTICLE ELEVEN. No contract or other transaction between the corporation and any other corporation, whether or not a majority of the shares of the capital stock of such other corporation is owned by this corporation, and no act of this corporation shall in any way be affected or invalidated by the fact that any of the directors of this corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of this corporation, individually, or any firm of which such director may be a member, may be a party to, or may be pecuniarily or otherwise interested in any contract or transaction of the corporation; provided, however, that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors of this corporation, or a majority thereof; and any director of this corporation who is also a director or officer of such other corporation, or who is so interested, may be counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation that shall authorize such contract or transaction, and may vote thereat to authorize such contract or transaction, with like force and effect as if he were not such director or officer of such other corporation or not so interested.

ARTICLE TWELVE. No director or officer shall have any personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this Article Twelve shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of the Nevada Revised Statutes.

By Amendment dated 9/16/2013, the following Article Thirteen is added:

ARTICLE THIRTEEN

TRANSACTIONS WITH STOCKHOLDERS A.

Control Share Acquisition Exemption

(a)        The Corporation elects not to be governed by the control share acquisition provisions of Nevada law, namely Sections 78.378 through 78.3793 of the Nevada Revised Statutes.

B. Combinations With Interested Stockholders

(a) The Corporation elects not to be governed by the provisions of Section 78.411 through Section 78.444 of the Nevada Revised Statues.

IN WITNESS WHEREOF, the undersigned Chairman and President of the Corporation has hereunto affixed his signature this 5th day of December 2018.

Jeffrey Mallmes, Chairman and President